October 19, 2009

VIA EDGAR

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyatt Hotels Corporation
Registration Statement on Form S-1 (Registration No. 333-16108)

Dear Ms. Barros:

On behalf of Hyatt Hotels Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Pre-effective Amendment No. 4 (the “Amendment”) to the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”), including certain exhibits.

If you have any questions regarding the enclosed Amendment, please do not hesitate to contact me by telephone at (312) 876-7681 or Michael A. Pucker at (312) 876-6518 or by fax at (312) 993-9767.

Very truly yours,

/s/ Cathy A. Birkeland

Cathy A. Birkeland

of LATHAM & WATKINS LLP

cc:	Mark S. Hoplamazian, Hyatt Hotels Corporation
Harmit J. Singh, Hyatt Hotels Corporation
Susan T. Smith, Hyatt Hotels Corporation
Michael A. Pucker, Latham & Watkins LLP

Enclosures